November 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re: BYTE Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 18, 2023
File No. 333-274464

Ladies and Gentlemen:

Set forth below are the responses of BYTE Acquisition Corp. (the “BYTS,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 2, 2023, with respect to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-274464, filed with the Commission on October 18, 2023. BYTS has filed Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Amendment No. 2 unless otherwise specified. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Certain Projected Financial Information for Airship AI, page 113

1.	We note your response to prior comment 10. Please revise to provide a more complete discussion regarding the Market Research or RFI Opportunities in your estimated sales pipeline. Additionally, we note your disclosure that Market Research or RFI opportunities largely consist of formal or informal responses to a customer about needs and requirements and Airship AI’s ability to solve them. Please quantify and clearly discuss the underlying assumptions related to how such “formal or informal responses” are converted into revenue.

Response: BYTS acknowledges the Staff’s comment and notes that it has revised its disclosure on page 115 of Amendment No. 2 accordingly.

Unaudited Pro Forma Condensed Balance Sheet as of June 30, 2023, page 187

2.	Please revise to label the adjustment that reduces redeemable common stock by $19.26 million as pro forma adjustment (3) rather than pro forma adjustment (1).

Response: BYTS acknowledges the Staff’s comment and notes that it has revised its disclosure on page 190 of Amendment No. 2 accordingly.

Information About Airship AI, page 214

3.	We note your response to prior comment 17. Please expand your disclosure with respect to your other offerings to discuss how your AI models structure data from the various inputs and the specific data points customers receive.

Response: BYTS acknowledges the Staff’s comment and notes that it has revised its disclosure on pages 217-218 of Amendment No. 2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Airship AI

Key Performance Indicators, page 221

4.	We note your revised disclosure and response to prior comment 18. Please explain further how you have historically evaluated your business from a customer standpoint, and whether you have historically tracked any customer related metrics.

Response: BYTS acknowledges the Staff’s comment and notes that it has revised its disclosure on page 224 of Amendment No. 2 accordingly.

Results of Operations, page 223

5.	We note your disclosure that for the six months ended June 30, 2023 one customer accounted for 60% of revenue. Please revise to provide additional discussion regarding the increase in reliance on a single customer. In addition, please tell us whether you are substantially dependent on this customer, and if so, please provide any agreement with them as an exhibit or tell us why it is not required.

Response: BYTS acknowledges the Staff’s comment and notes that it has revised its disclosure on pages 50 and 58 of Amendment No. 2 accordingly. As indicated in the revised disclosure, the high level of 60% customer concentration for the six months ended June 30, 2023 is not typical. The primary reason for the increase in reliance on a single customer for the six months ended June 30, 2023 was due to the lag-time in delivering on a large order received in late 2022 from one division of a customer which was not fulfilled until 2023. Airship AI is not substantially dependent on this customer or any one customer. Therefore, we do not believe the filing of any agreement with this customer as an exhibit to the Registration Statement is required.

General

6.	We note your disclosure that BYTS no longer needs to have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination. Please revise your registration statement to clarify that this is no longer a condition of the Merger Agreement, including on the cover page and pages 22 and 136. In addition, we note that if the amount in the trust falls below $5,000,001 as a result of redemptions, Airship Pubco would likely also no longer meet the Nasdaq listing standards. At that point it is possible Airship Pubco could become a penny stock. Please revise your cover page and risk factors to clearly discuss the impact that the trust falling below $5,000,001 could have upon your listing on Nasdaq. Please provide clear disclosure that removal of this provision may result in your securities falling within the definition of penny stock, and clearly discuss the risk to the company and investors if your securities were to be considered penny stock.

Response: BYTS acknowledges the Staff’s comment and respectfully notes that the obligations of all of the parties to consummate the Business Combination remain conditioned on BYTS having, after giving effect to any redemption of the Public Shares in connection with the transactions contemplated by the Merger Agreement, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) or otherwise being exempt from the provisions of Rule 419 promulgated under the Securities Act. Such condition may be waived by the parties to the Merger Agreement. In September 2023, BYTS’ shareholders approved an amendment to BYTS’ Amended and Restated Memorandum and Articles of Association to remove the requirement that BYTS have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination, but the Merger Agreement condition has not been amended or waived at this time. We have clarified such disclosure on the cover page and pages 23 and 69-70 of Amendment No. 2.

BYTS further notes for the Staff that the Nasdaq Global Market’s initial and continued listing criteria do not include a net tangible assets requirement. However, BYTS acknowledges that if the net tangible assets condition to closing under the Merger Agreement is waived by the parties, and if redemptions in connection with the Business Combination cause BYTS’ net tangible assets to be less than $5,000,001 and Airship Pubco does not meet another exemption from the “penny stock” rule (such as the Airship Pubco Common Stock being listed on the Nasdaq Stock Market LLC, or the price of the Airship Pubco Common Stock exceeding $5.00), then the Airship Pubco Common Stock may be a “penny stock” upon closing, which could negatively affect the trading activity in the Airship Pubco Common Stock in the secondary trading markets. BYTS has revised its disclosure on the cover page and pages 23 and 69-70 of Amendment No. 2 to clarify this risk.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Samuel Gloor, BYTE Acquisition Corp.

Victor Huang, Airship AI Holdings, Inc.

Loeb & Loeb LLP

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